Marita A. Makinen
Partner
Tel 646.414.6950
Fax 973.535.3357
mmakinen@lowenstein.com

September 12, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington D.C. 20549

Attn: Patrick Gilmore

Re:	Diligent Board Member Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 18, 2013
File No. 000-53205

Dear Mr. Gilmore:

On behalf of our client, Diligent Board Member Services, Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Securities and Exchange Commission (the “SEC”) our supplemental response to the Staff’s letter dated July 15, 2013, regarding the Company’s filing referenced above.

Set forth below in bold are comments set forth in the Staff’s letter. Immediately following the Staff’s comments is the Company’s response to that comment. For your convenience, the numbered paragraph below corresponds to the numbered paragraph in the Staff’s comment letter and includes the caption used in the comment letter.

3) Significant Accounting Policies

Revenue Recognition, page 41

6.	We note your response to prior comment 5 regarding how you determined the period over which to recognize the upfront installation fee, including the fact that the renewal fee for the subscription service is not discounted from the original fees for the service. However, considering you do not sell these services separately, your continuing involvement after installation and the fact that subscription services being provided are essential to your customers receiving the expected benefit of the up-front payment, we believe the amount should be recognized over the estimated customer life. As a result, please address the following:

•	Elaborate further on the nature of the services performed in providing installation of the Boardbooks application.

•	You indicate that the installation fee is relatively insignificant (15-20%) as compared to the ongoing subscription fee. Please explain further why you believe the installation fee is insignificant. As part of your response, clarify how you are calculating the installation fee (e.g., as a percentage of a monthly subscription fee, the total subscription fee for the entire arrangement, etc.).

•	Tell us the amount of installation fee revenue recognized for the years ended December 31, 2012 and 2011 and the quarterly period ended March 31, 2013.

Response: As previously communicated to the Staff, the Company considered the Staff’s comment regarding upfront installation fees in its review of the Company’s historical revenue recognition practices. In connection with this review, the Company has determined that an estimated customer life of nine years is the appropriate period over which these fees should be recognized. Accordingly, as part of the Company’s previously announced restatement process, it will use the nine year amortization period for restating revenue related to these fees for the years and any applicable interim periods ending 2010, 2011, 2012, the first quarter of 2013 and for all subsequent periods. The Company will also reevaluate the amortization period on an annual basis and any future changes will be applied prospectively.

The upfront installation fee covers two elements, configuration and training, as described below.

Configuration:

-	Project planning meeting, including review of current work flow and identification of key milestones;
-	Collection of User survey information, mapping board and committee membership;
-	Creation of dedicated Diligent Boardbooks™ portal;
-	Creation and configuration of User accounts;
-	Configuration of password policy and security configuration;
-	Installation of the Diligent OneClick log-in tool; and
-	Configuration and installation of off-line features on the administrative staff’s laptop computer.

Training of client personnel:

-	Separate training session(s) for the company secretary and the administrative staff (including uploaders). Training includes instruction on: log-in procedures, password usage, creating and building a Boardbooks file/database, editing and making changes, and uploading/converting files into the Boardbooks format for easy viewing by board members;
-	A separate training session for executives that wish to become familiar with the Boardbooks technology prior to the first board meeting; and

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-	One-on-one web training sessions with board members, executives and staff members as part of the on-boarding process.

The Company believes that for years prior to 2010, the contract term was the appropriate period for recognizing these upfront installation fees since the Company’s service was a relatively new application in the market place at that time (approximately 275 total clients in 2009 vs. 2,175 at June 30, 2013). Due to the limited set of client data in the early years of the service, it would have been difficult at that time to justify using the Company’s then-existing customer base to estimate the relationship period, therefore the contract period would have been more appropriate.

Subsequent to 2009, the adoption of the Company’s Boardbooks service started to accelerate. In 2010, new customer signings grew by 53% from 129 in 2009 to 197 in 2010 and continued to grow as follows; 592 new customers in 2011, 822 in 2012 and 397 in the first half of 2013. In determining the period over which the Company would recognize the upfront installation fees for years subsequent to 2009, the Company considered footnote 39 to SAB Topic 13 which states “The revenue recognition period should extend beyond the initial contractual period if the relationship with the customer is expected to extend beyond the initial term and the customer continues to benefit from the upfront services”.

The SAB Topic 13.A literature does not provide guidance on the methodology to be used or appropriate factors to be considered in arriving at an appropriate estimate of the expected customer life. As a result, the Company looked to analogous guidance on the determination of the useful life of an intangible asset for the appropriate factors to be considered in estimating expected customer life.

The Company reviewed the factors in paragraph 350-30-35-3 of ASC Topic 350. In estimating the expected customer relationship period in its facts and circumstances, the Company specifically focused on its customer renewal rate. The Company’s customer contracts contain a standard “autorenew” feature which provides for one-year renewals unless either party provides written notice of termination. In addition, the Company’s renewal history with its customers has been and remains at very high rates, approximately 97% as of the second quarter of 2013. As a result, the Company believes that its customers will renew numerous times during their tenure with the Company and consequently have a very low annual attrition rate. As noted previously, after considering these factors, the Company determined that a nine year estimated customer life was appropriate.

The Staff’s comment requests historical information relating to the Company’s revenue from installation fees for the fiscal periods ending December 31, 2012 and 2011 and the quarterly period ending March 31, 2013. The Company respectfully submits that this historical financial information is no longer relevant, as the Company has announced that its financial statements for such periods should no longer be relied upon and the Company will restate such financial statements to reflect the correct amount of revenue from installation fees for such fiscal periods.

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The statement from the Company previously requested by the Staff is included as Annex A to the response letter. We would very much appreciate receiving the Staff’s questions or additional comments, if any, at your earliest convenience. If it would expedite the review of the information contained herein, please do not hesitate to call me at (646) 414-6950.

Sincerely yours,

/s/ Marita A. Makinen

Marita A. Makinen

cc:

Thomas N. Tartaro, Esq., Diligent Board Member Services, Inc.

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Annex A

Diligent Board Member Services, Inc.

39 West 37th Street, 8th Floor

New York, NY 10018

September 12, 2013

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re: Diligent Board Member Services, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 18, 2013

File No. 00-53205

Ladies and Gentlemen:

In connection with the above-captioned filings, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DILIGENT BOARD MEMBER
SERVICES, INC.

By:	/s/ Alessandro Sodi
Alessandro Sodi
Chief Executive Officer

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